Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the AGM) of ICTS International N.V., registered with the Dutch trade register under number 33279300 (the Company) which will be held on July 14, 2025, at 11:30 AM local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands.

The agenda for the AGM, including proposals made by the Company’s supervisory board (the Supervisory Board) and the Company’s management board (Management Board), with no proposals being made by Shareholders, is as follows:

1.	Opening of the meeting by the Chairman of the Supervisory Board (Item 1 of the Agenda).

2.	Report of the Company’s audit committee with respect to the annual accounts of the year 2024 (the Annual Accounts) (Item 2 of the Agenda).

3.	Approval of the English language to be used for the annual accounts and annual reports of the Company (Item 3 of the Agenda). (voting item)

4.	Adoption of the Annual Accounts (Item 4 of the Agenda). (voting item)

5.	Election and (re-)appointment of two members of the Management Board, including election and appointment of one new member of the Management Board (Item 5 of the Agenda). (voting item)

6.	Election and (re-)appointment of seven members of the Supervisory Board, including election and appointment of two new members of the Supervisory Board (Item 6 of the Agenda). (voting item)

7.
Amendment of the Company’s articles of association (the Articles) and authorization to each member of the Management Board and also each lawyer, (deputy) civil law notary and employee of Loyens & Loeff N.V., each acting independently, to have the deed of amendment to the Articles executed (Item 7 of the Agenda). (voting item)

8.	Appointment of independent auditors for the Company (Item 8 of the Agenda). (voting item)

9.	Discharge to the Management Board and Supervisory Board (Item 9 of the Agenda). (voting item)

10.	Authorization to the Management Board to repurchase shares in the capital of the Company (Shares) (Item 10 of the Agenda). (voting item)

11.	Authorization to the Management Board to repurchase the 3,000,000 Shares issued to its directors and certain employees in 2019 (the 2019 Shares) (Item 11 of the Agenda). (voting item)

12.	Authorization to the Management Board to distribute share premium (Item 12 of the Agenda). (voting item)

Pursuant to the Articles and Dutch law, copies of the Annual Accounts, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code, the report of the Supervisory Board, the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are open for inspection by the Company’s shareholders and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands. Information on the Company and the upcoming AGM, including this notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Shareholders may only exercise their shareholder rights for the shares registered in their name on June 16, 2025 the record date for the determination of shareholders entitled to vote at the AGM.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Alon Raich, Managing Director and CFO

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat 425-5
1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

June 18, 2025

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on July 14, 2025

This Proxy Statement is being furnished to holders of shares, par value 0.01 Euro per share (the Shares), of ICTS International N.V., a Dutch public limited company (naamloze vennootschap), registered with the Dutch trade register under number 33279300 (the Company), in connection with the solicitation by the Company’s management board (the Management Board) of proxies in the form enclosed herewith for use at the annual general meeting of shareholders of the Company to be held at 11:30 AM local time, on July 14, 2025, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands, or at any adjournment or adjournments thereof (the AGM). A copy of the notice of the AGM (the Notice), which contains the agenda for the AGM (the Agenda), accompanies this Proxy Statement.

It is proposed at the AGM to adopt resolutions approving the following proposals (the Proposals):

1.	Approval of the English language to be used for the annual accounts and annual reports of the Company (Item 3 of the Agenda and item 1 of the proxy card). (voting item)

2.	Adoption of the annual accounts of the year 2024 (the Annual Accounts) (Item 4 of the Agenda and item 2 of the proxy card). (voting item)

3.
Election and (re-)appointment of two members of the Management Board, including election and appointment of one new member of the Management Board (Item 5 of the Agenda and item 3 of the proxy card). (voting item)

4.
Election and (re-)appointment of seven members of the Company’s supervisory board (the Supervisory Board), including election and appointment of two new members of the Supervisory Board (Item 6 of the Agenda and item 4 of the proxy card). (voting item)

5.
Amendment of the Company’s articles of association (the Articles) and authorization to each member of the Management Board and also each lawyer, (deputy) civil law notary and employee of Loyens & Loeff N.V., each acting independently, to have the deed of amendment to the Articles executed (Item 7 of the Agenda and item 5 of the proxy card). (voting item)

6.	Appointment of independent auditors for the Company (Item 8 of the Agenda and item 6 of the proxy card). (voting item)

7.	Discharge to the Management Board and Supervisory Board (Item 9 of the Agenda and item 7 of the proxy card). (voting item)

8.	Authorization to the Management Board to repurchase shares in the capital of the Company (Shares) (Item 10 of the Agenda and item 8 of the proxy card). (voting item)

9.
Authorization to the Management Board to repurchase the 3,000,000 Shares issued to its directors and certain employees in 2019 (the 2019 Shares) (Item 11 of the Agenda and item 9 of the proxy card). (voting item)

10.	Authorization to the Management Board to distribute share premium (Item 12 of the Agenda and item 10 of the proxy card). (voting item)

Pursuant to the Articles and Dutch law, copies of the Annual Accounts, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code, the report of the Supervisory Board, the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are open for inspection by the Company’s shareholders and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands. Information on the Company and the upcoming AGM, including the Notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the AGM is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice, the draft deed of amendment of the Articles as well as the new consecutive wording of the articles of association and the form of Power of Attorney to the shareholders on or about June 18, 2025.

Attendance in Person at the Meeting

Shareholders wishing to attend the meeting in person must present photo ID and original documentation (no copies) showing that the shareholder is a shareholder as of the record date June 16, 2025.

Voting Securities and Voting Rights

At the close of business on June 16, 2025, the issued and outstanding voting securities of the Company consisted of 37,433,333 Shares. The Shares consist of class ordinary shares, which is the only class of shares with voting rights in the capital of the Company. Shareholders may exercise their shareholder rights to vote only the Shares registered in their name on June 16, 2025, the record date for the AGM.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Shares may cast one vote per share at the AGM. In accordance with Article 18 of the Articles, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM, and adoption of a resolution requires an absolute majority of the votes cast at the AGM unless specified otherwise pursuant to and in accordance with the Articles.

In respect of approximately 79.6% of the issued and outstanding Shares, shareholders have indicated to vote FOR items 3 through 12 of the Agenda. The shareholders holding the 2019 Shares have agreed with the Company to not vote on these 3,000,000 Shares.

Shares cannot be voted at the AGM, unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in the Netherlands and, as required by Dutch law and the Articles, the AGM must be held in the Netherlands. Shareholders who are unable to attend the AGM in person may authorize the voting of Shares at the AGM by completing and returning the enclosed power of attorney and proxy card naming Alon Raich as proxy holder. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the AGM, all Shares represented thereby will be voted, and, where specifications are made by the holder of Shares on the form of proxy, such proxy will be voted by the proxy holder in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holder FOR items 3 through 12 of the Agenda, listed on the proxy card.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Shares held by such shareholder, (ii) the Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on June 16, 2025, (iii) such proxy enables the person named therein to vote the Shares represented thereby either in favor of or against the Proposals, or to abstain from voting, as applicable, and (iv) the proxy and the power of attorney presented in the shareholders meeting should be originals. Copies will not be accepted. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so at any time prior to the AGM by delivering a written notice of revocation to the Company at its address set forth above, and to the attention of the Managing Director.

Beneficial Ownership of Securities Owners

The following table below sets forth information regarding the beneficial ownership (as determined under U.S. securities laws) of the Shares of the Company, as of June 16, 2025 by each person who is known by the Company to own beneficially more than 5% of the outstanding Shares:

Name of Five Percent Shareholders	Beneficially Owned	Percent of Amount of Shares Outstanding (a)
MacPherson Trust and its beneficiaries (b)	23,418,851	62.6%
Menachem J. Atzmon	5,250,000	14.0%
Igal Tabori	2,002,483	5.3%
All officers and directors as a group (8 persons), the MacPherson Trust and the Trust beneficiaries	30,020,214	80.2%

(a)	The amounts include Shares owned by each of the above, directly or indirectly.

(i)          The MacPherson Trust (the Trust) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 62.6% of the issued and outstanding Shares. Mr. Menachem J. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of the Company and control the affairs of the Company.

(ii)          As of December 31, 2024 the Company has USD 25,000 outstanding convertible notes payable to a related party. There is a promissory note facility agreement with the related party in place under that agreement the related party, to the extent convertible notes are payable to it, has the right to convert up to 3,000,000 Shares into the Company’s shares at a rate of USD 0.75 per share. The calculation above does not take into consideration the conversion of convertible notes.

(iii)          As previously reported, the Company intends to repurchase the 3,000,000 shares issued to its directors and certain employees in 2019 at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time). During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting authorized the Management Board, for a period of 18 months, to repurchase the 2019 Shares once the Company’s balance sheet test allows it according to Dutch law. This period has lapsed without the Company being able to repurchase the 2019 Shares due to the balance sheet test not being satisfied. Therefore, the Company now proposes that the shareholders again authorize the Management Board to repurchase the 2019 Shares at a price of EUR 0.45 per share (agenda item 11).

ITEM 2 OF THE AGENDA:

REPORT OF THE COMPANY’S AUDIT COMMITTEE WITH RESPECT TO THE ANNUAL ACCOUNTS OF THE
FINANCIAL YEAR 2024

The Audit Committee consists of Ms. Gail F. Lieberman, Mr. Ilan Nir and Mr. Frans van Westen. The Audit Committee and the Supervisory Board have adopted an Audit Committee Charter and Code of Ethics which are attached hereto as Exhibits A and B. The Charter outlines the duties of the Audit Committee in relation to its responsibilities of overseeing management's conduct of the Company's financial reporting process, including the selection of the Company's outside auditors and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Management Board and the Supervisory Board. The Audit Committee has met with the independent auditors. The Code of Ethics sets forth the conduct required of all directors, officers and employees.

The Audit Committee after such review and discussion with the independent auditors have recommended that the audited financial statements be included in the Company's annual report on Form 20-F.

The Audit Committee held two meetings during the last financial year (2024). All members of the Audit Committee are "independent" under the rules of the SEC currently applicable to the Company. Ms. Lieberman and Mr. Van Westen have financial expertise.

The Audit Committee has discussed with the Company’s independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committees) regarding the auditor’s judgments about the quality of the Company’s accounting principles as applied in its financial reporting.

The Audit Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with such firm their independence.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company’s Supervisory Board that its audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for filing with the SEC.

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d- 14(c) under the Securities Exchange Act of 1934), the Audit Committee believes that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of independent registered public accounting firm independence. Members of our Audit Committee rely, without independent verification, on the information provided to them and on the representations made by the Management Board and the independent registered public accounting firms.

Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that the Management Board has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee’s considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards that the financial statements are presented in accordance with the standards of the Public Company Accounting Oversight Board (US) or that Forvis Mazars, our accounting firm, is in fact “independent”.

Submitted by the Audit Committee of the Supervisory Board
Gail F. Lieberman, Chairman of the Audit Committee

ITEM 3 OF THE AGENDA:

APPROVAL OF THE ENGLISH LANGUAGE TO BE USED FOR THE ANNUAL ACCOUNTS AND ANNUAL REPORTS
OF THE COMPANY (VOTING ITEM)

Pursuant to Section 2:362, Paragraph 7 of the Dutch Civil Code, the annual accounts of a Dutch company such as the Company must be prepared in the Dutch language, unless the General Meeting resolves to use another language. Due to the international structure of the Company, the Management Board proposes that the annual accounts and the annual reports of the Company be prepared in the English language until the General Meeting has resolved otherwise. Pursuant to Section 2:391 of the Dutch Civil Code, the Management Board will use the English language for the annual reports.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE ENGLISH LANGUAGE TO BE USED FOR THE ANNUAL ACCOUNTS AND ANNUAL REPORTS OF THE COMPANY (ITEM 1 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 4 OF THE AGENDA:

ADOPTION OF THE ANNUAL ACCOUNTS OF THE FINANCIAL YEAR 2024 (VOTING ITEM)

At the AGM, the shareholders are being asked to adopt the Annual Accounts.

The Annual Accounts are made available to the Company’s shareholders in the English language.

The Annual Accounts are submitted to the Company’s shareholders.

Copies of the Annual Accounts, the Annual Report, which contains the information required under Section 2:392 of the Dutch Civil Code, and the report of the Supervisory Board are available for inspection by the Company’s shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands and on the Company’s website until the close of the AGM.

Adoption of the Annual Accounts also includes the adoption of the Dutch accounts through December 31, 2024. Reference is made to the Annual Accounts and the result stated therein. As a consequence, no proposal with regards to any reservation or distribution of net profits in accordance with Article 20 of the Articles is made. Adoption of the Annual Accounts also implies the approval and ratification by the General Meeting for the extension of the period prescribed by Dutch law by 5 months for the preparation of the Annual Accounts.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF ANNUAL ACCOUNTS OF THE FINANCIAL YEAR 2024 (ITEM 2 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 5 OF THE AGENDA:

ELECTION AND (RE-)APPOINTMENT OF TWO MEMBERS OF THE MANAGEMENT BOARD, INCLUDING ELECTION
AND APPOINTMENT OF ONE NEW MEMBER OF THE MANAGEMENT BOARD (VOTING ITEM)

At the AGM, the shareholders are being asked to elect and re-appoint one member of the Management Board to serve until his successor(s) has (have) been elected, qualified and appointed. The nominee to be voted on by the shareholders is Mr. Alon Raich. Further, the shareholders are being asked to elect and appoint a new member of the Management Board until his successor(s) has (have) been elected, qualified and appointed. The nominee to be voted on by the General Meeting is Mr. Gil Atzmon (son of Mr. Menachem Atzmon) as Managing Director.

Mr. Alon Raich and Mr. Gil Atzmon both have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that these nominees are unavailable for election and appointment. However, if any of the nominees becomes unavailable for any reason, the persons named as proxies may vote for the election and appointment of such person for such office as the Supervisory Board may recommend in the place of this nominee. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election and (re-)appointment of Mr. Alon Raich and Mr. Gil Atzmon.

Mr. Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. As of February 2020, Mr. Alon Raich is, in addition to his role as CFO also a management board member of the Company and of I-SEC International Security B.V. From 2001 to 2005 Mr. Alon Raich worked in the accounting firm Kesselman & Kesselman, Price Waterhouse Coopers (PwC). Mr. Alon Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-IIan University, Israel.

Mr. Gil Atzmon serves as Chief Executive Officer (CEO) of Arrow Ecology since February 2017 and director of AU10TIX Technologies B.V. since June 2021. From 2002 to 2017, Mr. Gil Atzmon held the position of Director of Sales at S. Juwal & Co. Mr. Gil Atzmon holds a BA degree in Business Administration and Management from IDC Herzliya, Israel, and an MBA from London Metropolitan University, UK. Mr. Gil Atzmon is currently a member of the Supervisory Board of the Company but will not stand for re-election (see agenda item 6 below).

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION AND (RE-)APPOINTMENT OF THE AFOREMENTIONED MANAGEMENT BOARD MEMBERS (ITEM 3 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 6 OF THE AGENDA:

ELECTION AND (RE-)APPOINTMENT OF SEVEN MEMBERS OF THE SUPERVISORY BOARD, INCLUDING
ELECTION AND APPOINTMENT OF TWO NEW MEMBERS OF THE SUPERVISORY BOARD (VOTING ITEM)

Mr. Gil Atzmon will not stand for re-election as member of the Supervisory Board but will be nominated by the Company to be elected and appointed as new member of the Management Board (see agenda item 5 above). This means that Mr. Gil Atzmon is no longer member of the Supervisory Board as of the AGM, and the Company would like to thank him for his dedication and commitment as Supervisory Board member over the past years.

At the AGM, the shareholders are being asked to re-elect and appoint five members of the current Supervisory Board to serve until their successors have been elected, qualified and appointed. The nominees to be voted on by the shareholders are Mr. Menachem Atzmon (in the role of Chairman of the Supervisory Board), Mr. Ron Atzmon (son of Mr. Menachem Atzmon), Ms. Gail F. Lieberman, Mr. Ilan Nir and Mr. Frans van Westen. Further, the shareholders are being asked to elect and appoint two new members of the Supervisory Board until their successor(s) has (have) been elected, qualified and appointed. The nominees to be voted on by the General Meeting are Mrs. Aya Atzmon Wandersman (daughter of Mr. Menachem Atzmon) and Mr. Alexander Trager-Lewis.

All seven nominees have consented to be named and have indicated their intent to serve if elected and appointed. The Company has no reason to believe that any of these nominees are unavailable for election and appointment. However, if any of the nominees become unavailable for any reason, the persons named as proxies may vote for the election and appointment of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee or nominees. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election and (re-)appointment of Mr. Menachem Atzmon, Mr. Ron Atzmon, Ms. Gail F. Lieberman, Mr. Ilan Nir, Mr. Frans van Westen, Mrs. Aya Atzmon Wandersman and Mr. Alexander Trager-Lewis as members of the Supervisory Board.

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. From 1996 until 2012, Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012, he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and since 2004 holds the position of Chairman of the Supervisory Board. Since 2010, he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014, Mr. Atzmon was appointed, in addition to his role of Chairman of the Supervisory Board, to CEO of the Arrow Ecology & Engineering Overseas Ltd. Since 2019 Mr. Atzmon serves as the Chairman of AU10TIX Technologies B.V, a subsidiary of ICTS.

Ron Atzmon acted as the Managing Director of the AU10TIX Group since September 2008 until 2018. Since 2022 Mr. Atzmon acts as the chairman of the executive committee of AU10TIX, a subsidiary of ICTS. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Formerly Mrs. Lieberman was a board member and lead director of Equilend, a financial technology company, where she chairs the nominating, governance and compensation committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Frans van Westen is the founder of WestFinance B.V., which provides financial advisory and interim management services to a broad range of companies. In this capacity, Mr. Van Westen has, amongst others, served as interim director at NPO, the Dutch public broadcaster, and as court-appointed interim managing director at Greenchoice, a Dutch energy company that supplies only green energy. In addition, Mr. Van Westen is currently the chairman of the supervisory board of Mediahuis Nederland B.V., one of the largest Dutch media companies, and the managing director of Stichting Administratiekantoor Amsterdam Safe. Mr. Van Westen holds a master in general economics from the Rijksuniversiteit Groningen.

Ilan Nir is the COO of Veloretti B.V., a Dutch based D2C bicycle company that is part of one of the leading family-owned multinationals companies in the Netherlands (Pon Holdings). Mr. Nir has been with Pon Holdings since 2012 where he led strategic projects and was deeply involved in the M&A practice. Mr. Nir has had leadership roles at different operating companies of Pon Holdings across the Netherlands, USA and Germany. From 2011 to 2012 Mr. Nir worked at PWC in the M&A tax practice. From 2009 to 2010, Mr. Nir worked as a tax lawyer at Loyens & Loeff N.V. in the international tax practice. Mr. Nir holds a Master of Tax Laws (LL.M.), specializing in International & European Tax Law.

Mrs. Aya Atzmon Wandersman has over a decade of experience in business development, operations, and strategic partnerships in the technology and financial sectors. From 2007 to 2011, she worked at Deloitte Israel. Since 2014, she has held several key leadership positions at AU10TIX, including Channel Manager, Director of Business Development, and Director of Operations. Mrs. Atzmon Wandersman holds a B.A. in Business Administration from Reichman University and an International MBA from IE Business School in Madrid, one of Europe’s best and globally recognized MBA programs.

Mr. Trager-Lewis is managing senior partner of CH. Hausmann & Co., a prestigious London based boutique Law Firm. Mr. Trager-Lewis specialises in company law, contract law, trust law, tax law and litigation. Mr. Trager-Lewis is qualified and regulated by the Solicitors Regulation Authority in England. He holds an LL.B Honours degree in Law from the University of Essex (1995-1998) and the College of Law (1998-1999). In addition to his legal practice, Mr. Trager-Lewis acts as a board member for several companies in the UK and internationally, as well as trustee of various UK-based charities. He has experience in advising both private and corporate clients.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION AND (RE-)APPOINTMENT OF AFOREMENTIONED SUPERVISORY BOARD MEMBERS (ITEM 4 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 7 OF THE AGENDA:

AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED BELOW AND
AUTHORIZATION TO MEMBERS OF THE MANAGEMENT BOARD AND EMPLOYEES OF LOYENS & LOEFF N.V.
(EACH INDEPENDENTLY), FOR EXECUTION OF DEED OF AMENDMENT TO THE ARTICLES (VOTING ITEM)

At the AGM, the shareholders are being asked to adopt a resolution to amend the Articles, particularly (i) adding to article 14, new paragraphs 10 through 13 of the Articles and (ii) amending article 5 paragraph 6 and article 20 paragraph 7, such in accordance with a draft deed of amendment prepared by Loyens & Loeff N.V. A copy of the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are attached hereto as Exhibit C. For the avoidance of doubt, the proposed amendment is limited solely to the Company’s articles of association and does not affect the articles of association of any of the Company’s subsidiaries.

The proposed amendment of the Articles is limited to (i) adding to article 14, new paragraphs 10 through 13 and (ii) amending article 5 paragraph 6 and article 20 paragraph 7, and entails that certain management board resolutions are made subject to approval by the Supervisory Board, being management board resolutions concerning:

(i)	(a proposal to) issue shares and/or grant rights to subscribe for shares and a transfer of the authority to issue shares and/or grant rights to subscribe for shares to another company body;

(ii)
(a proposal to) limit or exclude the right of pre-emption in respect of an issuance of shares or the granting of rights to subscribe for shares and transfer of the authority to limit or exclude the right of pre-emption to another company body;

(iii)	(a proposal to) enter into a legal merger, legal demerger or conversion of the company;

(iv)	a proposal to amend the articles of association of the company;

(v)	acquisition of own shares;

(vi)	direct or indirect participation in the capital of another company and changing the size of such a participation exceeding an amount of USD 1.5 million;

(vii)	investments and divestitures exceeding an amount of USD 1.5 million;

(viii)	long term direct or indirect cooperation with another company and the termination of such cooperation exceeding an amount of USD 1.5 million per year;

(ix)	any reorganization or restructuring involving more than 10 FTE’s;

(x)	entering into loan agreements exceeding an amount of USD 1.5 million;

(xi)
entering into agreements by which the company binds itself as guarantor or as severally liable co debtor, or otherwise guarantees or agrees to bind itself as security for a debt of a third party exceeding an amount of USD 1.5 million;

(xii)	instigating or settling any litigation or arbitration proceedings;

(xiii)
entering into transactions in which there is a direct or indirect personal conflict of interest between one or more management board members or supervisory board members and the company and the enterprise connected with it;

(xiv)	a proposal to dissolve, wind-up or liquidate the company;

(xv)	filing of a petition for bankruptcy or for a suspension of payments; and

(xvi)	delisting the company.

This proposal further includes the proposal to authorize each member of the Management Board as well as each employee of Loyens & Loeff N.V., each acting independently, to execute the deed of amendment to the Articles and to do all and everything the authorized person might deem useful or necessary with regard to the foregoing.

A 2/3 majority of the votes casted at the AGM is required for this proposal, representing at least 50% of the outstanding Shares, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY AND THE AUTHORIZATION OF MANAGEMENT BOARD MEMBERS AND EMPLOYEES OF LOYENS & LOEFF N.V. FOR EXECUTION OF THE DEED OF AMENDMENT TO THE ARTICLES (ITEM 5 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 8 OF THE AGENDA:

APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY (VOTING ITEM)

At the AGM, the shareholders are being asked to approve the appointment of Forvis Mazars, LLP (Forvis Mazars) as the Company’s independent registered public accounting firm and Newtone Audit N.V. (Newtone) as the independent auditors of the Company for the financial year ending December 31, 2025. The proposal for appointment by the AGM was made by the Company’s audit committee and approved by the Supervisory Board and Management Board of the Company.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE APPOINTMENT OF FORVIS MAZARS AND NEWTONE AS THE AUDITORS FOR THE COMPANY (ITEM 6 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 9 OF THE AGENDA:

DISCHARGE TO THE MANAGEMENT BOARD AND SUPERVISORY BOARD (VOTING ITEM)

At the AGM, the shareholders are being asked to grant discharge to the members of the Management Board in respect to their management and to the members of the Supervisory Board in respect of their supervision up to and including the 2024 financial year.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” DISCHARGE TO THE MANAGEMENT BOARD AND SUPERVISORY BOARD (ITEM 7 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 10 OF THE AGENDA:

AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES (VOTING ITEM)

At the AGM, the shareholders are being asked to grant the Management Board authorization to repurchase Shares.

Pursuant to the Articles and Section 2:98(4) of the Dutch Civil Code, the Company may only acquire Shares if authorized by the General Meeting to do so. This authorization cannot be for a period of more than 18 months and the authorization shall determine how many shares may be acquired, how they may be acquired, and the high and low prices to be paid for such shares.

By means of the repurchase of outstanding Shares by the Company, it is anticipated that the price of Shares held by shareholders other than the Company will increase. More specific, the Company requests to repurchase shares in the open market subject to an authorization being granted, in one or more tranches, up to a number of shares representing a maximum of 20% of the issued share capital of the Company and based on the consideration of the Management Board, including the repurchase of shares as set out under agenda item 11.

In light of the above, the Company asks that the shareholders authorize the Management Board to repurchase Shares in the open market or otherwise at prices ranging between (an equivalent of) USD 0.01 up to USD 10.00 per share, up to a number of shares representing a maximum of 20% of the issued share capital of the Company as at the date of the General Meeting and provided that at all times such number shall not exceed the maximum number of shares allowed as per the Articles as they shall read from time to time and Dutch law, for a period of 18 months commencing the date of the AGM.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES (ITEM 8 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 11 OF THE AGENDA:

AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE THE 2019 SHARES (VOTING ITEM)

In addition to agenda item 10, the shareholders are being asked specifically to grant the Management Board authorization to repurchase the 2019 Shares.

As previously reported, the Company intends to repurchase the 2019 Shares at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time of the issuance). During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting authorized the Management Board, for a period of 18 months, to repurchase the 2019 Shares once the Company’s balance sheet test allows it according to Dutch law. This period has lapsed without the Company being able to repurchase the 2019 Shares due to the balance sheet test not being satisfied.

During the Company’s 2024 extraordinary general meeting held on October 16, 2024, the General Meeting adopted a resolution to reduce the issued share capital of the Company. The reduction of the issued share capital was effectuated by means of an amendment to the Articles dated 23 December 2024. The purpose of this reduction was to enable the Company to repurchase the 2019 Shares under the balance sheet test, once the Annual Accounts were adopted. The Annual Accounts allow for the repurchase of the 2019 Shares under the balance sheet test.

Therefore, the Company now asks that the shareholders again authorize the Management Board to repurchase the 2019 Shares at a price of EUR 0.45 per share. The Company will proceed to repurchase the 2019 Shares as soon possible after the adoption of the Annual Accounts (agenda item 4) and this authorization being granted.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE THE 2019 SHARES (ITEM 9 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 12 OF THE AGENDA:

AUTHORIZATION TO THE MANAGEMENT BOARD TO DISTRIBUTE SHARE PREMIUM (VOTING ITEM)

At the AGM, the shareholders are being asked to grant the Management Board authorization to distribute share premium.

Under to Section 2:105 of the Dutch Civil Code and the Articles, the Company may make a distribution provided and to the extent that the Company’s equity exceeds the amount of the paid and called up part of the capital increased by the reserves which must be maintained pursuant to the law or the Articles. This is requirement is known as the balance sheet test.

In case of an interim distribution, such as a distribution of share premium, the balance sheet test must be evidenced by an interim statement of assets and liabilities which (i) reflects the capital position of the Company as at least the first day of the third month preceding the month in which the decision of the management board to make the interim distribution is announced, (ii) be prepared in accordance with generally accepted methods of valuation and does not need to be audited, and (iii) include the amounts to be reserved pursuant to the law or the articles of association.

At present, the Company does not meet the balance sheet test on the basis of an interim statement as referred to above and is therefore not in a position to distribute share premium. However, the Company remains committed to returning excess capital to shareholders in an efficient and responsible manner. Therefore, if and when the balance sheet test is met, the Company may consider proceeding with a distribution of share premium.

Pursuant to Section 2:105 of the Dutch Civil Code and the Articles, the Management Board, after having obtained approval from the Supervisory Board, is the authorized to resolve on a distribution of share premium. A shareholder resolution is not legally required. Nevertheless, this agenda item is included to assess whether there is shareholder support for a potential future distribution.

No commitment by the Company to distribute share premium in the future can be derived from this agenda item.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE AUTHORIZATION TO THE MANAGEMENT BOARD TO DISTRIBUTE SHARE PREMIUM (ITEM 10 OF THE POWER OF ATTORNEY AND PROXY CARD).

Corporate Governance

The Supervisory Board, Management Board and Shareholders of the Company have adopted a Code of Ethics that meets the requirements of the Dutch Civil Code and the requirements of the United States of America Federal Securities Laws.

The policy includes among others, the management description of the corporate governance structure of the Company, the strategy and the financial objectives, the risk profile of the activities and the group risk management and control systems in place and their assessment by the management.

The Management and Supervisory Boards are responsible for the corporate governance structure of the Company and for compliance with the Dutch Civil Code. They will give an account of their actions in this regard to the General Meeting.

The Supervisory Board has adopted Charters for the Company’s Audit Committee and Compensation Committee. In addition, the Supervisory Board has adopted Supervisory Board Regulations. These documents are all being reviewed and reassessed by the Supervisory Board and respective committee from time to time.

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Alon Raich, Managing Director and CFO

June 18, 2025

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

1	Introduction

This is the Charter ("Charter") of the audit committee (the "Committee") of the supervisory board (the "Supervisory Board") of ICTS International N.V., a public limited liability company under Dutch law, having its official seat in Amstelveen, the Netherlands, registered with the Dutch trade register under number 33279300 (the "Company").

This Charter was most recently adopted by the Supervisory Board on 6 February 2024.

2	Purpose

The purpose of the Committee is to assist and undertake preparatory work for the Supervisory Board in its decision-making regarding the supervision of the Company's accounting and financial reporting processes and audits of the Company's financial statements, including (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence and (iv) the performance of the Company's internal audit functions and independent auditors, and additionally to monitor and assess any related party transactions.

In fulfilling its purpose, the Committee shall maintain free and open communication with the Company's independent auditors, internal auditors and the management board of the Company (the "Management Board").

Each member of the Supervisory Board shall have access to all books and records of the Committee. The Supervisory Board shall remain collectively responsible for decisions prepared by the Committee.

3	Duties and responsibilities

In furtherance of its purpose, the Committee shall in any event have the following duties and responsibilities:

(a)
to review major issues regarding accounting principles, policies, practices and judgments and financial statement presentations, including (i) any significant changes to the Company's selection or application of accounting principles, (ii) the adequacy and effectiveness of the Company's internal controls and (iii) any special audit steps adopted in light of material control deficiencies;

(b)
to review analyses prepared by the Management Board, the independent auditors and/or others setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(c)
to inform the Supervisory Board of the outcome of the statutory audit and explaining how the statutory audit contributed to the integrity of the financial reporting and what the role of the Committee was in this respect.

(d)	to review the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements;

(e)
to review the type and presentation of information to be included in the Company's earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as review and discuss earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies;

(f)	to review, or supervise the review of, internal audit functions that ensure the appropriate control process is in place for reviewing and approving the Company's internal transactions and accounting;

(g)
to periodically discuss with the Management Board and the Supervisory Board the adequacy and effectiveness of the Company's internal controls and fulfilment of the internal audit function’s responsibility;

(h)
to discuss with the Management Board and the independent auditors the integrity of the Company's financial reporting processes and controls, including policies and guidelines with respect to risk assessment, (internal) risk management and the Company's major financial risk exposures and the steps the Management Board has taken to monitor and control such exposures;

(i)
to discuss with the Management Board and the independent auditors the Company's annual audited financial statements and interim financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," together with the results of the independent auditors' review prior to filing or distribution of annual financial statements;

(j)
to review the report required to be included in the Company's annual proxy statements, which is prepared in connection with the Company’s annual general meeting, pursuant to the proxy rules promulgated by the United States Securities and Exchange Commission (the "SEC") or, if the Company does not file a proxy statement, in the Company's annual report;

(k)
to discuss with the Management Board and the independent auditors the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles and to monitor the Management Board regarding compliance with recommendations by and following up of comments by the independent auditors and to supervise the submission of financial information by the Company including underlying estimates in its financial statements and forecasts;

(l)
to review and discuss with the Management Board and the independent auditors any correspondence with regulators or governmental agencies, and any published reports and employee complaints concerning financial matters which raise material issues regarding the Company's financial statements or accounting policies;

(m)
to discuss with the independent auditors and the Management Board, as appropriate, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 not otherwise addressed in this Charter;

(n)
to discuss with the independent auditors the SEC Release 34-47265, prior to the filing of the final audit report with the SEC, reports from the Management Board and the independent commission's auditors regarding (i) all critical accounting policies and practices used regarding auditor by the Company, (ii) all material accounting treatments within GAAP that have been discussed with the Management Board, including the ramifications of the use of such alternative treatments and the treatment preferred by the accounting firm and (iii) other material written communications between the accounting firm and the Management Board;

(o)
to discuss periodically with the SEC Release 34-46427 Final Company's Management Board members, the Company’s CFO and the appointed auditors (i) all of significant deficiencies in the disclosure in the Companies' operation of internal controls which could adversely affect the Reports; summarize and report financial data, Management Board's report on (ii) any significant changes in internal control over internal controls, including internal financial reporting and control over financial reporting, or certification of other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses and (iii) any fraud involving the Management Board or other employees who have a significant role in the Company's internal controls;

(p)
to review the internal control reports of the Management Board prepared pursuant to rules and regulations of the SEC on Internal Control promulgated under the Sarbanes-Oxley Financial Reporting and Act of 2002 prior to filing with the Certification of SEC;

(q)
to evaluate and oversee the 3(b)(2), (5) independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, to implement the procedure for the selection of an independent auditor and to resolve any disagreements between the Management Board and the independent auditors;

(r)
to approve in advance, or, in the alternative, to establish and periodically review pre-approval policies and procedures for all audit engagement fees and terms, including the retention of the independent auditors for any significant permissible non-audit engagement or relationship. To have direct responsibility for the oversight of the independent auditors. The Committee shall inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee. The Committee should also take into account the opinions of the Management Board in its dealings with the independent auditors;

(s)
to annually evaluate the experience, qualifications, performance independence of the independent auditors, including their lead partners. To assure the regular rotation of the audit partners, independence regarding including the lead and concurring audit partners, as required by applicable laws, rules and regulations. To consider whether there should be regular rotation of the independent auditors. The Committee should take into account the opinions of the Management Board and the internal auditors in its evaluation of the independent auditors. The Committee should present its conclusions with respect to the independent auditors to the full Supervisory Board and submit a recommendation to for the appointment of the independent auditors by the Company’s general meeting of shareholders;

(t)	to obtain and review, on an annual basis, a formal written report from the independent auditors describing all relationships between the independent auditors and the Company;

(u)
to discuss with the independent auditors any disclosed relationships between the auditors and the Company or any other relationships that may adversely affect the objectivity or independence of the independent auditor. To discuss with the independent auditors any services provided to the Company or any other services that may adversely affect the objectivity and independence of the independent auditor. To take, or to recommend that the full board take, appropriate action to oversee the objectivity and independence of the independent auditor;

(v)
to review with the independent auditors any audit problems or difficulties, together with Management Board's responses, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management;

(w)
to review the independent auditors' audit plan, including its scope, staffing, locations, reliance upon the Management Board and the general audit approach and to determine whether, and if so, how the independent auditor shall be involved in the content and publication of financial reports other than the Company’s annual accounts;

(x)	to review and approve or disapprove all related party transactions for potential conflict of interest situations on an ongoing basis;

(y)	to establish clear guidelines for the hiring of current or former employees of the Company's independent auditors;

(z)
to review and discuss with the independent auditors the quality of the Company's financial and auditing personnel and the responsibilities, budget and staffing of the Company's internal audit functions, including a recommendation to the Supervisory Board on the appointment and dismissal of the senior internal auditor;

(aa)	to supervise the financing of the Company;

(bb)	to supervise the policy of the Company on tax planning;

(cc)	to supervise the applications of information and communication technology, including risks relating to cybersecurity;

(dd)
to supervise the enforcement of relevant applicable laws, rules and regulations and to review (where relevant with the Company's legal counsel) on a quarterly basis, or more frequently as circumstances dictate, any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws, rules and regulations, any breaches of fiduciary duties and inquiries received from regulators or governmental agencies;

(ee)
to establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters;

(ff)	to conduct any investigation appropriate to fulfill its responsibilities with the authority to direct access to the independent committees, as well as anyone in the Company;

(gg)	to ensure that no improper influence on the independent directors is exerted by any officers or directors of the Company or any person acting on committees, under their direction;

(hh)	to keep abreast of new accounting and reporting standards promulgated by the FASB, the SEC and other relevant standard setting bodies;

(ii)	to approve ordinary expenses of the Committee that are necessary or appropriate in carrying out its duties;

(jj)	to perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate;

(kk)
to provide a recommendation to the Supervisory Board whether and on what terms to grant to any Section 406 Officer within the meaning of the Sarbanes-Oxley Act (or the Company’s independent auditor when fulfilling such role) a waiver of the Company’s Code of Ethics or the Business Conduct Guidelines in accordance with applicable law and listing standards.

The Committee shall discuss with the independent auditors the scope and materiality of the audit plan and the principal risks of the annual reporting identified by the independent auditors in the audit plan and based also on the documents from which the audit plan was developed the findings and outcomes of the audit work on the financial statements and the management letter.

The independent auditor shall inform the Committee chairman without delay if, during the performance of his duties, he discovers or suspects an instance of misconduct or irregularity. If the actual or suspected misconduct or irregularity pertains to the functioning of a Supervisory Board member, the independent auditor shall report this directly to the Committee chairman.

The Committee shall report to the Supervisory Board on its deliberations and findings. This report shall include (at least) the following information:

(a)	the methods used to assess the effectiveness of the design and operation of the internal risk management and control systems;

(b)	the methods used to assess the effectiveness of the internal and external audit processes;

(c)	material considerations regarding financial reporting;

(d)	the way material risks and uncertainties have been analyzed and discussed, along with a description of the most important findings of the Committee.

4	Outside Advisors

The Committee, acting by majority vote, shall have the authority to retain, at the Company's expense, outside legal, accounting, or other advisors or experts it deems necessary to perform its duties. The Committee shall retain these advisors without seeking the Supervisory Board approval and shall have sole authority to approve related fees and retention terms and to direct payment by the Company of fees for the relevant outside advisors.

5	Annual Performance Evaluation

The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Supervisory Board.

6	Composition and size Committee

6.1
The Committee shall consist of no fewer than three (3) members, as determined by the Supervisory Board. Each Committee member shall meet the independence rule requirements of The NASDAQ Stock Market and of the SEC, as determined by the Supervisory Board, and any other requirements set forth in applicable laws, and regulations.

6.2
All Committee members must be members of the Supervisory Board. Further all Committee members shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience. At least one Committee member shall meet the requirements of an "audit committee financial expert" as such term is defined by the SEC.

6.3
Each Committee member shall serve until his resignation, death, until his successor is appointed or until his removal, with or without cause at any time, by the Supervisory Board by a majority vote. A Committee member shall be automatically removed without further action of the Supervisory Board if the member ceases to be a member of the Supervisory Board or is found by the Supervisory Board no longer to be an "independent", "non-employee" or "outside" director, as those terms are amended from time to time.

6.4	Each prospective Committee member shall carefully evaluate existing time demands before accepting Committee membership.

6.5
The Committee shall use its best efforts to include all information about the Committee's activities in the Company's annual proxy statements, which is prepared in connection with the Company’s annual general meeting.

7	Compensation

No Committee member shall receive other compensation than fees consisting of a reasonable compensation for serving on the Committee, the Supervisory Board and/or any other committee of the Company (including a compensation for attending meetings of the Committee).

8	Chairman

The Committee shall include a Committee chairman determined by and appointed by a majority vote of the Supervisory Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee, add topics to the agenda and cast a vote to resolve any ties.

9	Meetings

9.1
The Committee shall meet as often as deemed required and all Committee members shall strive to attend all Committee meetings. Committee members may participate in all Committee meetings by telephone or by any other similar technology that permits instantaneous and simultaneous communication. The Committee meetings shall follow a set agenda established by the Committee.

9.2
The Committee chairman may call a Committee meeting upon notice to each other Committee member at least forty-eight (48) hours prior to the meeting. A majority of the Committee members, acting in person or by proxy, shall constitute a quorum.

9.3
Each Committee member shall cast one vote. Resolutions shall be passed by majority vote. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting, which shall be signed by the Committee chairman and/or the secretary of the meeting. The Committee shall report its actions and recommendations to the Supervisory Board at the next Supervisory Board meeting after each Committee meeting.

9.4
The Committee shall meet separately in executive sessions with the Management Board, the independent auditors and those responsible for the internal audit functions, on a periodic basis (but at least once per year), to discuss any matter that the Committee or any of these groups believes may warrant Committee attention.

10	Conflict of interest

The provisions regarding conflict of interest included in Article 10 of the regulations of the Supervisory Board shall apply by analogy to the Committee members.

11	Related Party Transactions

With respect to related party transactions, the following controls:

(a)
For Securities and Exchange Commission purposes on disclosure of related party transactions a related party transaction is defined as "any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds USD 60,000 and in which any of the following persons had, or will have, a direct or indirect material interest, naming such person and indicating the person's relationship to the Company, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s):

(i)	any member of the Management Board or Supervisory Board, director or other executive officer of the Company;

(ii)	any nominee for election as a member of the Management Board or Supervisory Board;

(iii)	any shareholder who is known to the Company to own of record or beneficially more than five percent of any class of shares in the capital of the Company to which voting rights are attached; and

(iv)	any member of the immediate family of any of the foregoing persons.

(b)
The Management Board members which are not interested in the transaction or if no Management Board member meets this criteria, then by the (independent) Supervisory Board members (assuming they have no interest in the transaction) together with the members of the Committee (hereinafter: RPT Committee) shall negotiate the proposed terms and conditions of the transaction. These negotiations shall not include the related parties interested in the transaction. The transaction should be negotiated on behalf of the Company by the RPT Committee. In the negotiation process the fairness and reasonableness of the transaction to the Company and its shareholders is to be the paramount consideration.

(c)
The RPT Committee shall conduct a full due diligence investigation of the proposed transaction and it shall report to the Supervisory Board on its deliberations and findings. All members of the Supervisory Board are to receive continuous updates of the progress of the negotiations. The RPT Committee shall utilize and engage legal counsel, auditors and advisors as it deems necessary.

(d)
Whether or not a fairness opinion should be obtained, should be determined by the RPT Committee as part of its due diligence investigation (with any related party-members not taken part in the deliberations and decision-making process) and should be decided based upon the nature of the transaction and its size and its proposed effect on the Company. A fairness opinion, if obtained, should be from an independent third party, chosen by the RPT Committee, which describes the transaction, the terms and concludes that the transaction is fair and reasonable to the Company and its shareholders. There is no "de minimis rule" as to when a fairness opinion need not be obtained.

(e)
The RPT Committee should present its conclusions with respect to the due diligence investigation of the related party transaction to the full Supervisory Board. All related party transactions must be approved by the RPT Committee and the majority of the (independent) Supervisory Board members. Interested members of the Supervisory Board shall not vote.

(f)
Whether or not a transaction should be submitted for approval by the Company’s general meeting of shareholders depends on either local law (legal) requirements for the particular transaction such as a merger, or at the discretion of the Supervisory Board in the event it is determined that the transaction is material to the business of the Company.

12	Non-compliance and amendment

12.1	The Committee and the Supervisory Board shall review and reassess this Charter from time to time. The Supervisory Board may amend this Charter and/or revoke any powers granted by it to the Committee.

12.2
Where this Charter is inconsistent with Dutch law or the Company’s articles of association, the latter shall prevail. Where this Charter conforms to the Company’s articles of association but is inconsistent with Dutch law, the latter shall prevail.

12.3
If one or more provisions of this Charter are or become invalid, this shall not affect the validity of the remaining provisions. The Supervisory Board may replace the invalid provisions by provisions, which are valid, and the effect of which, given the contents and purpose of this Charter is, to the greatest extent possible, similar to that of the invalid provisions.

EXHIBIT B

ICTS INTERNATIONAL N.V.
And Subsidiaries
(collectively “ICTS”)

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS International N.V and subsidiaries (“ICTS”) Code of Business Conduct and Ethics (the “Code”) reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other local laws and regulations applicable to ICTS. This Code applies to all employees working for or on behalf of ICTS based on contractual agreement. It is also applicable to all individuals involved in, or undertaking activities that can be related to ICTS’s business, such as intermediaries, consultants, interns, trainees, temporary staff, and agents. We expect every executive and manager, employee officer, Managing Director and Supervisory Director of ICTS to read and understand the Code and its application to the performance of his or her business responsibilities and to make sure all employees act according to the Code.

References in the Code to employees are intended to cover also officers and, as applicable, Management Directors, Supervisory Directors as well as chief financial officers (“Principal Financial Officers”) (the management directors, principal executive officers and principal financial officers collectively, the “406 Officers” as referred to in the Sarbanes-Oxley Act). The Principal Financial Officers are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

IF YOU HAVE WITNESSED OR EVEN SUSPECT BEHAVIOR THAT IS NOT IN COMPLIANCE WITH THIS CODE, RAISE YOUR CONCERNS WITH THE PERSON INVOLVED, IF POSSIBLE. YOU CAN ALWAYS RAISE YOUR CONCERNS IN ACCORDANCE WITH THE APPLICABLE INTERNAL POLICIES AND GUIDELINES, INCLUDING OUR WHISTLEBLOWING POLICY.

Violations of the Code will not be tolerated. In the event of a violation, ICTS may impose all appropriate sanctions pursuant to applicable law and/or the (employment) agreement, such as a warning, the undoing of the benefit obtained by the employee, transfer, suspension, termination of employment or summary dismissal (“ontslag op staande voet”). In appropriate cases, civil legal action or referral for criminal prosecution may also be possible.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee’s operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the “Audit Committee”).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil proceedings and actions and/or criminal investigations and penalties. This could result in severe fines, imprisonment, and other penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal and ethical obligations.

1.	INSIDER TRADING

Employees who have access to confidential (or ‘inside’) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including ‘tipping’ others who might make an investment decision on the basis of this information, is not only unethical, but also illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy (accessible at the company offices or can be requested from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee) which you should consult for more specific information on the definition of ‘material inside information’ and on buying and selling our securities or securities of companies with which we do business.

2.	DISCRIMINATION AND HARASSMENT

The diversity of ICTS’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

3.	CONFLICTS OF INTEREST

A ‘conflict of interest’ occurs when an individual’s personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

You may also not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way. In addition, loans to, or guarantees of obligations of, employees or their Family Members by ICTS are not permitted.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should report it as soon as possible to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee and filing with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should report the matter directly to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. ICTS will maintain a record of all reported (potential) conflicts of interest.

4.	HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor, the Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Further, using or misusing controlled substances or selling, manufacturing, distributing, possessing controlled substances, or being under the influence of alcohol or illegal drugs on the job is absolutely prohibited.

5.	GIFTS AND ENTERTAINMENT (ANTI-BRIBERY AND ANTI-CORRUPTION)

ICTS is firmly committed to fight Bribery and Corruption and to comply with the Anti-Bribery and Anti-Corruption (“ABC”) international regulations and the local laws of jurisdictions in which it operates (such as but not limited to the US Foreign Corrupt Practices Act, national Criminal Codes and the United Nations Convention against Corruption). Some jurisdictions, local laws and customs might be stricter than this Code. In such instances, the stricter local standards shall prevail.

All employees of ICTS are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. ICTS adopts a zero-tolerance approach towards all forms of Bribery and Corruption.

‘Bribery’ refers to paying or authorising of a payment, or the requesting, accepting, offering, suggesting, promising, of anything of value to someone for their, or another’s gain with the intention either to motivate active or passive deviation from a duty or to secure the performance of a duty. ‘Corruption’ means any activity that involves the abuse of a position or power for an improper personal or business advantage and includes Bribery and Facilitation Payments. ‘Facilitation payments’ are defined widely and need not be monetary in nature. A Facilitation Payment, also known as a ‘facilitation’, ‘speed’ or ‘grease’ payment; is a payment that is made to secure or expedite the performance of a routine or necessary action to which the payer has legal or other entitlement.

All acts of Bribery and Corruption – including Facilitation Payments – are prohibited. No employee of ICTS shall directly or indirectly offer, promise, give, authorize, agree to receive or accept improper Gifts (a tangible or intangible good) or Benefits (such as but not limited to services, discount, hospitality, payments, or contributions) to or from counterparties, third parties and (foreign) government officials. This should be strictly followed in order to avoid any appearance of obtaining improper advantage, which includes obtaining or retaining business for or on behalf of ICTS. The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance.

It is only allowed to provide appropriate common business gifts or to invite business relationships for lunch, dinner or another appropriate activity, as long as these are of a low value and only if at all times even the appearance of improper intentions or violations of applicable laws can be avoided. Cash payments are never acceptable. In any event, a gift with a value exceeding EUR 50 or entertainment exceeding a value of EUR 100 require express permission from a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. If two or more gifts or entertainment are being provided that in total exceed this threshold, also prior internal approval is required before offering the gift or entertainment. This principle of prior written approval applies to our transactions everywhere in the world, even where the practice is widely considered ‘a way of doing business’. Under some statutes, such as the U.S. Foreign Corrupt Practices Act, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Depending on specific circumstances, even a common low valued business gift or entertainment may not be acceptable or create the appearance of improper intentions. Discuss with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

Anti-bribery and anti-corruption laws may impose record keeping requirements on ICTS. Therefore, all expenses and other payments must be substantiated with documents and accurately recorded with an accurate description of their purpose.

6.	INTERNATIONAL SANCTIONS AND EXPORT CONTROLS

As a global company, ICTS is governed by (international) export control rules and regulations. ICTS is also required to comply with international sanctioning regimes, including the sanctions regulations of the United Nations (UN), the European Union (EU) and the United States (US) and local sanction regulations of countries in which it operates.

Restrictions may include asset freezes, and prohibitions on financial transactions, the provision of services and import / export restrictions. Sanctions against specific individuals and legal entities are listed on the OFAC Sanctions List for the US and on the Consolidated Financial Sanctions List for the EU and possibly local sanctions lists.

ICTS is committed to strict adherence to the export control and sanctions laws and regulations in all jurisdictions we do business in. All employees of ICTS shall take all reasonable measures to ensure that under no circumstances sales will be made contrary to related export control and sanctions laws and regulations, including but not limited to:

•	The sanctions imposed on Russia by the European Union, which include targeted (sectoral) restrictive measures (individual sanctions), economic sanctions, diplomatic measures and visa measures;

•
U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Russia, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

•
Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

•
Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

Any questions concerning the legitimacy of any transaction or activity, a violation, or potential violation of export control and/or sanctions laws and regulations should be immediately referred to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, before taking any action, including giving any verbal assurances that might be regulated by international (export control and sanctions) laws and regimes.

7.	MISUSE OF COMPANY COMPUTER EQUIPMENT

You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

•	access the internal computer system (also known as ‘hacking’) or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

•
commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as ‘spam’) in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity’s internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions and is subject to the applicable law. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law of each jurisdiction.

8.	ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

9.	MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the “SEC”) and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS’s transactions and must conform both to applicable legal requirements and to ICTS’s system of internal controls. By way of example, unrecorded or ‘off the books’ funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public. Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS’s record retention policies pursuant to the applicable laws of each jurisdiction. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited, and breach thereof is subject to consequences pursuant to the applicable laws of each jurisdiction. We note that this may also constitute a ‘personal data breach’ in the sense of the EU General Data Protection Regulation (the “GDPR”) that may require that a data breach notification is made to the competent Data Protection Authority in the event that such breach may result in risks to the rights and freedoms of data subjects, and also to the data subjects if such risk should be considered high. In order to be able to comply with the obligations applicable to ICTS in that respect (and within the prescribed timeframes) under the applicable laws for each jurisdiction, please consult the ICTS data breach policy and inform the Data Protection Officers, Chief Financial Officers or General Counsel for privacy/compliance related matters immediately. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

10.	FAIRDEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS’s customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

11.	COMPETITION LAW

The European competition rules are laid down in the Treaty on the Functioning of the European Union (in particular Articles 101 and 102). These rules are supplemented in each EU member state by national competition rules set out in the national competition laws. These national laws are applicable in parallel with the European competition rules. For instance, in the Netherlands, the European competition rules are supplemented by the Dutch Competition Act (“Mededingingswet”)

European competition rules prohibit all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the European common market, or a substantial part thereof. National competition laws prohibit the similar infringements within the respective national markets (or a part thereof). Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

•	agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;
•	agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and
•	the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Most jurisdictions outside the EU and the US also have their own competition legislation, which may differ from both EU and US law. ICTS will comply with the respective competition regimes of the jurisdictions in which they operate.

Certain transactions require prior approval from the European Commission (or from one or more national competition authorities). These include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria. In case the thresholds for notification to the European Commission are exceeded (‘EU dimension’), national authorities do not have jurisdiction (‘one-stop-shop’ principle).

Undertakings can be fined by the European Commission for infringing the European competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover. Fines can also be imposed by national competition authorities, some of which may also impose fines on natural persons (i.e. (de facto) managers). Moreover, fines can be imposed when undertakings do not cooperate with the European Commission or with national competition authorities. The fines for undertakings and their (de facto) managers for infringing the competition rules are subject to the applicable law of each jurisdiction.

The above is merely a general outline of the competition rules in the Netherlands, the European Union, and the United States. For more information and specific guidelines regarding competition law in a certain jurisdiction, please ask your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

12.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee’s or third party’s knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

13.	CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, data protection, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any ‘chat room’, regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and ‘quasi-public’ areas within ICTS, such as cafeterias. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS’s first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

14.	PRIVACY AND DATA PROTECTION

Personal data and any information relating to an identified or identifiable person (such as but not limited to (full) names, contact details, bank details or other identification numbers), must be processed and handled in accordance with the applicable data protection and privacy laws of each jurisdiction, such as the GDPR. In addition to the above responsibilities, if you are processing and/or handling personal data or any other information that may include personal data, you must process and handle that information solely in accordance with the applicable privacy and data protection laws and more specifically with our internal policies. All privacy and data protection related policies are accessible at the company offices or can be requested from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

15.	MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to a Principal Financial Officer.

16.	WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with this Code.

17.	COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. A Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

In case of non-compliance with the applicable legislation, ICTS and all employees can become the subject of an investigations by authorities in the different jurisdictions and could be prosecuted. This could result in severe fines, imprisonment, and other penalties.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION IN ACCORDANCE WITH APPLICABLE LAWS AND/OR THE (EMPLOYMENT) AGREEMENT, INCLUDING TERMINATION OF THE (EMPLOYMENT) AGREMEENT, AS WELL AS CIVIL OR CRIMINAL SANCTIONS.  APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

18.	SECTION 406 OFFICERS

The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standards.

EXHIBIT C

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. AND CONSECUTIVE TEXT OF THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. FOLLOWING THE PROPOSED AMENDMENT TO THE ARTICLES

NOTE ABOUT TRANSLATION:

This document is an English translation of a deed (to be) executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT TO THE ARTICLES OF ASSOCIATION

(ICTS International N.V.)

This ● day of ● two thousand twenty-five, there appeared before me, Michel Pieter van Agt, civil law notary officiating in Amsterdam, the Netherlands:

[●employee of Loyens & Loeff N.V.], with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands.

The person appearing declared the following:

on the ● day of ● two thousand twenty-five the general meeting of ICTS International N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its official seat in Amstelveen, the Netherlands, and with address at Walaardt Sacréstraat 425, 1117 BM Schiphol, the Netherlands, registered with the Dutch trade register under number 33279300 (Company), resolved to partially amend the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of the minutes of a general meeting, which shall be attached to this deed (Annex).

The articles of association of the Company have most recently been amended by a notarial deed, executed on the twenty-third day of December two thousand twenty-four, before M.P. van Agt, civil law notary officiating in Amsterdam, the Netherlands.

In implementing the aforementioned resolution, the articles of association of the Company are hereby amended as follows:

Amendment A

Article 5 paragraph 6 is amended and shall read as follows:

"6.
The management board may determine that share certificates shall be issued for trading on foreign stock exchanges which meet the requirements to be set by the foreign stock exchange or exchanges concerned and which do not carry a dividend sheet.".

Amendment B

After article 14 paragraph 9, new paragraphs 10 through 13 are inserted, reading as follows:

"10.
Without prejudice to any other applicable provisions of the law or these articles of association, the management board shall require the prior approval of the supervisory board for resolutions relating to:

a.	issue share certificates for trading on foreign stock exchanges referred to in article 5 paragraph 6;
b.	(a proposal to) issue shares and/or grant rights to subscribe for shares and transfer of the authority to issue shares and/or grant rights to subscribe for shares to another company body;
c.
(a proposal to) limit or exclude a pre-emptive right in respect of an issuance of shares or the granting of rights to subscribe for shares and transfer of the authority to limit or exclude a pre-emptive right to another company body;

d.	payment of an interim distribution referred to in article 20 paragraph 7;
e.	(a proposal to) enter into a legal merger, legal demerger or conversion of the company;
f.	a proposal to amend the articles of association of the company;
g.	acquisition of own shares;
h.
direct or indirect participation in the capital of another company and changing the size of such a participation exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);

i.	investments and divestitures exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);
j.	long term direct or indirect cooperation with another company and the termination of such cooperation exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);
k.	any reorganization or restructuring involving more than ten Full-Time-Equivalents (FTEs);
l.	entering into loan agreements exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);
m.
entering into agreements by which the company binds itself as guarantor or as severally liable co debtor, or otherwise guarantees or agrees to bind itself as security for a debt of a third party exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);

n.	instigating or settling any litigation or arbitration proceedings;
o.
entering into transactions in which there is a direct or indirect personal conflict of interest between one or more management board members or supervisory board members and the company and the enterprise connected with it that is of material significance to the company and/or to the relevant management board member(s) or supervisory board member(s);

p.	a proposal to dissolve, wind-up or liquidate the company;
q.	filing of a petition for bankruptcy or for a suspension of payments; and
r.	delisting the company.

11.
The supervisory board may determine that a resolution as referred to in paragraph 10 of this article shall not require its approval if the amount involved does not exceed a value fixed by the supervisory board and notified to the management board in writing.

12.
The supervisory board is entitled to require further resolutions of the management board in addition to those listed in paragraph 10 of this article to be subject to its approval. Such further resolutions shall be clearly specified and notified to the management board in writing.

13.	The absence of approval by the supervisory board of a resolution as referred to in this article shall not affect the authority of the management board or its members to represent the company.".

Amendment C

Article 20 paragraph 7 is amended and shall read as follows:

"7.	The company may make interim distributions, provided that the provisions of paragraph 4 are observed. The payment of an interim distribution is decided by the management board.".

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

CONSECUTIVE TEXT OF THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. FOLLOWING THE PROPOSED AMENDMENT TO THE ARTICLES

Name and registered office,

Article 1.

1.	The public limited liability company bears the name:

ICTS International N.V. and has its official seat in Amstelveen, the Netherlands.

2.	The company is established for an indefinite period.

Objects.

Article 2.

1.	The objects of the company are:

a.
to advise on and provide further services relating to the security of persons and goods and to provide such security (or have it provided) on the instructions of companies, government agencies and individuals; in particular, but not exclusively: to have them installed, manage and monitor security systems for the purpose of preventing and combating crime and terrorism on and at premises, buildings, installations, vessels and aircrafts (or have them installed);

b.	acquiring and disposing of - either alone or jointly with others - participations or other interests in companies and businesses, cooperating with companies and businesses and managing them;
c.	the acquiring, managing, exploiting, encumbering and disposing of goods - including intellectual and industrial property rights - as well as capital investing;
d.
lending money, or causing money to be lent, in particular - but not exclusively - to legal entities and companies that are subsidiaries and/or group companies of the company or in which the company has a participating interest - all with due observance of the provisions of the law - as well as borrowing money, or causing money to be borrowed;

e.
concluding agreements whereby the company binds itself as guarantor or as joint and several debtor, warrants performance by or on behalf of others, in particular - but not exclusively - on behalf of legal entities and companies as referred to above under d, all with due observance of the provisions of paragraph 2 of this article;

f.	performing all activities which are connected with or may be conducive to the above;
g.	engaging in all other factual and legal acts which under Dutch law may be performed by the company.

2.
Unless the provisions of Section 98c of Book 2 of the Dutch Civil Code are applicable, the company may not, in view of others subscribing for or acquiring shares in its capital or depositary receipts thereof, provide security, give a price guarantee, warrant performance in any other manner or bind itself severally or otherwise beside or on behalf of others.

Capital

Article 3.

The authorized capital of the company amounts to one million five hundred thousand euro (EUR 1,500,000), divided into one hundred fifty million (150,000,000) shares, each with a nominal value of one eurocent (EUR 0.01).

Definitions

Article 4.

1.	In the articles of association the following words shall have the following meanings;

a.	management board/management board member(s): the management board/management board member(s) within the meaning of Book 2 of the Dutch Civil Code;
b.	supervisory board/supervisory board member(s): the supervisory board/supervisory board member(s) within the meaning of Book 2 of the Dutch Civil Code;
c.	shares: shares in the capital of the company;
d.	general meeting: the company body formed by shareholders and other persons entitled to vote on shares;
e.	general meeting of shareholders: the meeting of shareholders and other persons with meeting right;
f.	annual meeting: the general meeting of shareholders for the purpose of discussion and adoption of the annual accounts;
g.	annual accounts: the balance sheet and the profit and loss account with the explanatory notes, both prepared as well as adopted, unless the context indicates otherwise;

h.	meeting right: the rights designated by law to holders of depositary receipts for shares issued with the cooperation of the company;
i.	the law: the law of the Netherlands.

2.
In these articles of association, the term "in writing" shall mean by letter, by e-mail, or by any other legible and reproducible message transmitted by electronic means, provided that the identity of the sender can be established with sufficient certainty.

Shares: share certificates.

Article 5.

1.	Shares may not be divided into sub-shares.

2.	Shares shall be registered.

3.	Registered shares are available:

-	in the form of an entry in the share register without the issuance of a share certificate (shares without share certificates);
-	as well as, at the shareholder's option, in the form of an entry in the share register with the issuance of a share certificate (shares with share certificate).

4.	At the request of a shareholder, collective share certificates may be issued to him for any number of shares. Share certificates shall include collective share certificates.

5.	Share certificates shall be signed by or on behalf of the management board by means of an original signature or by means of a facsimile signature.

6.
The management board may determine that share certificates shall be issued for trading on foreign stock exchanges which meet the requirements to be set by the foreign stock exchange or exchanges concerned and which do not carry a dividend sheet.

7.	One or more share certificates shall be issued to a shareholder for his shares at his request.

8.
The management board may issue duplicates of damaged share certificates which, in the opinion of the management board, are still identifiable; the management board shall then arrange for the destruction of the damaged documents.

The management board may issue duplicates of destroyed, lost or otherwise obsolete share certificates, subject to such conditions as it may determine.

Each new document to be issued shall be clearly marked with the word:

"duplicate" and shall be given the designation of the expired piece. The issuance of the duplicate renders worthless the document it substitutes.

All costs of execution of the provisions of this paragraph shall be borne by the applicant, unless the management board decides otherwise.

Usufruct and pledge of shares. Transfer of shares.

Article 6.

1.	Usufruct may be established on shares.

2.	Shares may be pledged. A pledge may also be established without acknowledgement by or service to the company.

3.
A shareholder without voting rights as a result of a restricted right established on his shares and a usufructuary and a pledgee with voting rights, shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of the company. Usufructuaries and pledgees of shares who do not have voting rights shall not be entitled to such depositary receipt holders rights.

Notification of place of residence and address. Convocations and notifications. Register of shareholders.

Article 7.

1.
With due observance of the provisions of the law, a register shall be kept by or on behalf of the company with respect to registered shares, which register shall be kept up to date and may (entirely or partly) consist of several copies and be kept in several places, all as the management board shall decide.

2.
The name and address of each shareholder, as well as such other particulars as the management board, whether at the request of a shareholder or not, may deem desirable, shall be entered in the register.

3.	The management board shall determine the form and content of the share register with due observance of the provisions of the first two paragraphs of this article.

4.
A shareholder who so requests shall be provided free of charge with a statement of the information contained in the register regarding the shares registered in his name, which statement may be signed by a special representative designated for this purpose by the management board.

5.
The provisions of the foregoing paragraphs shall apply mutatis mutandis to those who have a right of usufruct or a right of pledge on one or more shares, subject to the provision that the other information required by law shall also be recorded in the register.

Transfer of shares.

Article 8.

1.	The provisions of the law shall apply to the transfer of shares as well as to the creation and transfer of a restricted right thereon.

2.	To any attribution of shares in the division of any community, the transfer requirements prescribed by law shall apply mutatis mutandis.

Issuance of shares. Payment.

Article 9.

1.
The general meeting – or as the case may be the supervisory board, if and insofar as it has been designated for that purpose by the general meeting - shall decide to issue shares; if the supervisory board has been designated for that purpose, the general meeting may not decide to issue shares as long as the designation remains in force.

2.	The general meeting or, as the case may be, the supervisory board shall determine the issue price and the other conditions of issuance, including payment in foreign currency on shares.

3.
If the supervisory board is designated as being authorized to resolve to issue shares, the number of shares that may be issued shall be determined at the time of such designation. When such designation is made, the duration of the designation, which may not exceed five years, will also be fixed. The designation may each time be extended for a period not exceeding five years. Unless stipulated otherwise in the designation, it cannot be withdrawn.

4.
The provisions of paragraphs 1 through 3 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person exercising a previously acquired right to subscribe for shares.

5.	The company cannot subscribe for shares in its capital.

6.	Shares shall never be issued below par, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Dutch Civil Code.

7.
Payment on shares shall be made in cash, insofar as no other contribution has been agreed to, such subject to the relevant provisions of the law. Payment in cash may be made in foreign currency if the company so agrees, again subject to the provisions of the law.

Pre-emptive right on issue.

Article 10.

1.
In the event of an issuance of ordinary shares, the shareholders will have a pre-emptive right in proportion to the total amount of each person's shares, with due observance of the restrictions laid down by the law. Holders of ordinary shares will have the same pre-emptive right when rights to acquire ordinary shares are granted.

2.
With due observance of the relevant provisions of the law, the pre-emptive right may be restricted or excluded by the general meeting or, if so designated by a resolution of the general meeting for a period not exceeding five years, by the supervisory board. Such a designation can only be made if the supervisory board is designated, or simultaneously designated, as the company body authorized to resolve to issue shares.

Acquisition of own shares. Reduction of capital.

Article 11.

1.	Acquisition by the company of non-paid-up shares in its capital shall be null and void.

2.	Fully paid-up shares in its own capital may only be acquired by the company for no consideration or if:

a.	the net equity, less the acquisition price, is not less than the paid and called-up part of the capital increased by the reserves that must be maintained by law or by the articles of association;
b.	the nominal amount of the shares to be acquired and the shares already held by the company and its subsidiaries jointly does not exceed two-tenths of the issued capital;

3.
The validity of the acquisition is determined by the amount of the net equity according to the most recently adopted balance sheet, less the acquisition price for shares in the capital of the company and distributions from profits or reserves to others, which the company and its subsidiaries owed after the balance sheet date. If more than six months of a financial year have elapsed without the annual accounts having been adopted, acquisition, other than for no consideration, is not permitted in accordance with paragraph 2.

4.	The company may only acquire shares in its capital other than for no consideration after the general meeting has authorized the management board to do so.

This authorization shall be valid for no more than eighteen months. The general meeting must specify in the authorization the number of shares that may be acquired, the manner in which they may be acquired and the limits within which the price must lie.

The authorization is not required to transfer shares to workers employed by the company or a group company under an employment scheme applicable to them. Such shares must be included in the price list of a stock exchange.

5.	The previous paragraphs shall not apply to shares acquired by the company by universal title.

6.	The term shares in the previous paragraphs of this article shall include depositary receipts thereof.

7.
Acquisition of shares contrary to the provisions of this article shall be null and void. The managing directors shall be jointly and severally liable to the disposer in good faith who suffers loss as a result of the nullity.

8.
The general meeting may, provided it does so on the proposal of the supervisory board, decide to reduce the issued capital by cancellation of shares or by reducing the amount of shares by amending the articles of association. This resolution must designate the shares to which the resolution relates and provide for the implementation of the resolution. The paid-up and called-in part of the capital must not fall below the minimum capital prescribed at the time of the resolution.

9.	A resolution to cancel may only relate to shares held by the company itself or for which it holds the depositary receipts.

10.
Partial repayment on shares or exemption from the obligation to pay up shall only be possible in implementation of a resolution to reduce the amount of the shares. The repayment or exemption must take place proportionally on all shares.

The requirement of proportionality may be deviated from with the consent of all shareholders concerned.

11.
The notice convening a meeting at which a resolution as referred to in paragraphs 8 or 10 of this article is to be passed shall state the purpose of the capital reduction and the manner in which it is to be carried out. The provisions of article 21 of these articles of association shall apply mutatis mutandis.

12.	The company shall file the resolutions referred to in paragraphs 8 or 10 of this article at the office of the commercial register and shall announce the filing in a national newspaper.

Subdivided rights to a share.

Article 12.

If several persons have undivided rights to a share, those persons may only exercise those rights by being represented to the company by one person.

Management and supervision.

Article 13.

1.
The company shall be managed by a management board consisting of one or more management board members. The management board shall be supervised by a supervisory board consisting of one or more members. Only individuals may be supervisory board members.

2.	The number of management board members and supervisory board members shall be determined by the general meeting.

3.
The supervisory board shall determine the remuneration and other terms of employment of each of the management board members. The supervisory board may fix the joint remuneration of its members up to a maximum amount of two million American dollars (USD 2,000,000.--) in total or the equivalent in other currencies per year. A combined remuneration of the members of the supervisory board in excess of the aforementioned amount may only be granted by the general meeting.

4.
The management board members and the supervisory board members shall be appointed by the general meeting. A member of the management board and supervisory board respectively shall be appointed for a term of office which shall lapse immediately after the close of the annual meeting held in the year after his appointment. The members of the management board and supervisory board respectively may be reappointed in that annual meeting with due observance of the term of office stated in this paragraph 4.

The supervisory board may recommend persons for the position of management board member and supervisory board member.

5.	Management board members and supervisory board members may be suspended and dismissed at any time by the general meeting.

Management board members may also be suspended at any time by the supervisory board, stating the reasons for such suspension.

6.	If, in the case of a suspension of a management board member or supervisory board member, the general meeting has not resolved within three months thereafter to dismiss him, the suspension shall end.

The suspended management board member or supervisory board member shall be given the opportunity to account for himself at the general meeting and may be assisted by a legal adviser at that meeting.

Management Board.

Article 14.

1.
With due observance of the articles of association and the law, the management board shall be charged with the management of the company. In performing their duties the management board members shall act in accordance with the interests of the company and the business connected with it.

2.	If there is more than one management board member, the management board members may divide their duties by mutual agreement.

The supervisory board shall be authorized to amend the by the management board members established division of their work.

3.	The management board decides by direct majority vote.

If there is a tie in voting, the proposal shall be deemed to have been rejected.

4.
The management board may also pass resolutions outside of a meeting, provided this is done in writing, all management board members have cast their votes and none of them has objected to this manner of decision-making.

5.	The company shall be represented by the management board. Any two members of the management board acting jointly shall also be authorized to represent the company.

6.	The management board shall be authorized to appoint officers with power of representation with such titles and powers as it may determine.

7.
A management board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that management board member and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all management board members, the decision shall be taken by the supervisory board.

8.	A management board member shall hold office until he resigns, deceases or is dismissed.

9.
In the event of a vacant seat or upon inability to act of one or more management board members, the supervisory board may appoint one or more persons who shall temporarily be in charge of the management of the company.

10.
Without prejudice to any other applicable provisions of the law or these articles of association, the management board shall require the prior approval of the supervisory board for resolutions relating to:

a.	issue share certificates for trading on foreign stock exchanges referred to in article 5 paragraph 6;
b.	(a proposal to) issue shares and/or grant rights to subscribe for shares and transfer of the authority to issue shares and/or grant rights to subscribe for shares to another company body;
c.
(a proposal to) limit or exclude a pre-emptive right in respect of an issuance of shares or the granting of rights to subscribe for shares and transfer of the authority to limit or exclude a pre-emptive right to another company body;

d.	payment of an interim distribution referred to in article 20 paragraph 7;
e.	(a proposal to) enter into a legal merger, legal demerger or conversion of the company;
f.	proposal to amend the articles of association of the company;
g.	acquisition of own shares;
h.
direct or indirect participation in the capital of another company and changing the size of such a participation exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);

i.	investments and divestitures exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);
j.	long term direct or indirect cooperation with another company and the termination of such cooperation exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);
k.	any reorganization or restructuring involving more than ten Full-Time-Equivalents (FTEs);
l.	entering into loan agreements exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);

m.
entering into agreements by which the company binds itself as guarantor or as severally liable co debtor, or otherwise guarantees or agrees to bind itself as security for a debt of a third party exceeding an amount of one million five hundred thousand American dollars (USD 1,500,000.--);

n.	instigating or settling any litigation or arbitration proceedings;
o.
entering into transactions in which there is a direct or indirect personal conflict of interest between one or more management board members or supervisory board members and the company and the enterprise connected with it that is of material significance to the company and/or to the relevant management board member(s) or supervisory board member(s);

p.	a proposal to dissolve, wind-up or liquidate the company;
q.	filing of a petition for bankruptcy or for a suspension of payments; and
r.	delisting the company.

11.
The supervisory board may determine that a resolution as referred to in paragraph 10 of this article shall not require its approval if the amount involved does not exceed a value fixed by the supervisory board and notified to the management board in writing.

12.
The supervisory board is entitled to require further resolutions of the management board in addition to those listed in paragraph 10 of this article to be subject to its approval. Such further resolutions shall be clearly specified and notified to the management board in writing.

13.	The absence of approval by the supervisory board of a resolution as referred to in this article shall not affect the authority of the management board or its members to represent the company.

Supervisory Board.

Article 15.

1.
It shall be the duty of the supervisory board to supervise the policy of the management board and the general course of affairs in the company and in the business connected with it. It shall assist the management board with advice.

In performing their duties, the supervisory board members shall act in accordance with the interests of the company and the business connected with it.

2.
The management board shall provide the supervisory board in good time with the information required for the performance of its duties and shall furthermore provide each supervisory board member with all information concerning the company's business that the latter may require.

The supervisory board shall be authorized to inspect all of the company's books, records and correspondence and to have them inspected; each member of the supervisory board shall at all times have access to all of the company's rooms and premises.

3.	The supervisory board may have experts assist it in the performance of its duties for the account of the company.

4.	The supervisory board shall appoint one of its members as chairman.

5.
Each member of the supervisory board as well as the management board shall be authorized to convene a meeting of the supervisory board. A member of the supervisory board may be represented at a meeting of the supervisory board by another member of the supervisory board holding a written proxy.

6.	The supervisory board shall adopt resolutions by an absolute majority of votes.

If there is a tie in voting, the proposal shall be deemed to have been rejected.

7.
The supervisory board may also adopt resolutions outside a meeting, provided this is done in writing, all supervisory board members have cast their votes and none of them objects to this manner of decision-making.

A resolution shall then have been passed if more than half of the number of supervisory board members have declared themselves in favor of the proposal.

8.	If there is only one supervisory board member, he shall have all the powers and obligations assigned and imposed by these articles of association to the supervisory board and its chairman.

9.
A supervisory board member shall not participate in the deliberations and decision-making process in the event of a conflict of interest between that supervisory board member and the company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all supervisory board members, the preceding sentence does not apply and the supervisory board shall maintain its authority.

10.
In the event of a vacant seat or upon inability to act of one or more supervisory board members, the remaining supervisory board members or the only remaining supervisory board member shall temporarily be in charge with the exercise of the duties and powers of the supervisory board member in question.

11.
In the event all seats are vacant or upon inability to act of all supervisory board members, or the sole supervisory board member, as the case may be, the general meeting shall have the authority to temporarily entrust the exercise of the duties and powers of the supervisory board members to one or more persons.

General meeting of shareholders.

Article 16.

1.	General meetings of shareholders shall be held in the place where the company has its official seat or in Amsterdam, Rotterdam or The Hague.

At a general meeting of shareholders held elsewhere than in the previous sentence, lawful resolutions can only be taken if the entire issued capital is represented.

2.	At least one general meeting of shareholders shall be held each year, within six months after the end of the financial year.

3.
The management board and the supervisory board shall be equally authorized to convene a general meeting. The management board and the supervisory board shall be obliged to convene a general meeting if one or more holders of shares who jointly represent at least one-tenth of the issued capital so request in writing, specifying the subjects to be dealt with.

If in such a case neither the management board nor the supervisory board has taken such measures that the general meeting can be held within six weeks of the request, each of the requesters shall be entitled to convene a general meeting themselves, with due observance of the relevant provisions of these articles of association.

4.	All convocations for the general meetings of shareholders and all notifications to shareholders shall take place by means of letters sent to the addresses listed in the register of shareholders.

Instead of through notice letters, any shareholder that gives his consent, may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by him for this purpose to the company.

The term "shareholders" shall include usufructuaries and pledgees to whom the voting right accrues.

5.
Notices which by law or in accordance with the articles of association must be given to the general meeting may be given by including them in the notice convening the meeting or in the document deposited at the company's offices in Amsterdam for information purposes, provided that this is stated in the notice convening the meeting.

The convocation shall be made no later than on the fifteenth day before that of the meeting.

6.
If all of the issued capital is represented at the meeting and also all others who must be notified to attend the meeting in accordance with the law or these articles of association, the general meeting of shareholders may pass valid resolutions on all subjects to be discussed, provided it does so unanimously, even if the provisions of the law or these articles of association regarding convocation of the general meeting of shareholders have not been complied with.

7.
Each shareholder and each person to whom the law grants this right shall be entitled, either in person or by written proxy, to attend the general meeting of shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. Before being admitted to a meeting, a shareholder and the person referred to in the preceding sentence or their proxy shall sign an attendance list, stating his name and, if applicable, the number of votes he may cast. A proxy shall also state the name of the person for whom he is acting.

8.
The management board may resolve that the powers referred to in the first sentence of article 16.7 may be exercised by means of electronic communication. If a shareholder and any person with meeting right participates by means of electronic communication, it is required that the electronic communication allows for identification of the shareholder and any person with meeting right, for such person to directly take notice of the proceedings in the meeting and for the casting of votes (if applicable). Furthermore, it shall be required that the electronic communication allows for the shareholder and any person with meeting right to participate in discussions in the meeting. The management board may subject the use of the electronic communication to further conditions, provided that these conditions are reasonable and necessary for identification and the reliability and security of the communication, and are included in the notice of the meeting.

9.
Admission to the general meeting of shareholders shall be granted to the supervisory board members, the management board members and all other persons entitled to admission by law. The general meeting of shareholders may grant access to the meeting to persons other than those referred to above.

Management board members and supervisory board members shall as such have an advisory vote in the general meeting of shareholders.

10.
In deviation from the provisions of article 16.7, the management board may determine that such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the management board are registered as shareholders in one or more registers designated by the management board, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders. The notice convening the meeting must state the registration date and also indicate the manner in which registration may take place and the manner in which shareholders may exercise their rights. The management board determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. The registration date shall be determined with due observance of applicable statutory provisions.

Article 17.

1.
The general meeting of shareholders shall be chaired by the chairman of the supervisory board or, in his absence, by the person designated for that purpose by the supervisory board, from its midst or otherwise.

If none of the supervisory board members is present, the meeting itself shall provide for its chairmanship.

2.
Minutes of the proceedings at the general meeting of shareholders shall be kept by a person to be designated for this purpose by the chairman - as such he may also designate himself - which minutes shall be adopted by the chairman and the secretary of that meeting and in evidence thereof shall be signed by them.

Voting at the general meeting of shareholders.

Article 18.

1.	Each share entitles the holder to cast one vote.

2.
Resolutions of the general meeting of shareholders are passed by an absolute majority of the votes cast in a meeting where at least half the issued capital is represented. The provisions of Section 120, paragraph 3 of Book 2 of the Dutch Civil Code shall not apply. Resolutions of the general meeting of shareholders to amend the articles of association, to reduce the capital, to dissolve the company or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued capital.

3.
If there is a tie in voting in an election of members of the supervisory board, the chairman of the supervisory board shall decide; if there is a tie in voting in another election, the proposal shall be deemed to have been rejected.

4.	Blank votes and invalid votes shall be considered votes not cast. They shall count towards the determination of a quorum.

Financial year, annual accounts and distribution of profits.

Article 19.

1.	The financial year of the company shall be the calendar year.

2.
Annually, within five months after the end of the company's financial year, unless this term is extended by no more than five months by the general meeting on the basis of special circumstances, the management board shall draw up annual accounts and shall make these available for inspection by the shareholders at the company's offices. Within this period - unless Section 403 of Book 2 of the Dutch Civil Code applies to the company - the management board shall also prepare the management report and shall make it available for inspection as aforesaid. These documents shall be accompanied by the information as referred to in Section 392, paragraph 1 of Book 2 of the Dutch Civil Code and, if there is such information, the preliminary advice of the supervisory board. The annual accounts shall be signed by all management board members and supervisory board members; if the signature of one or more of them is missing, this and the reason for it shall be stated.

3.
Without prejudice to the provisions of the preceding paragraph, the company shall ensure that the documents referred to in that paragraph are available at its offices for inspection as from the date of the notice convening the general meeting of shareholders for its consideration. Copies of these documents may be obtained by those entitled to inspect them free of charge.

4.
The annual accounts shall be adopted by the general meeting. Without prejudice to the provisions of sections 139 and 150 of Book 2 of the Dutch Civil Code, adoption of the annual accounts without reservation shall discharge the management board members and supervisory board members.

Article 20.

1.	The profit shall be determined according to standards which are considered generally acceptable.

2.	From the profit as shown in the annual accounts adopted by the general meeting, such amount may be reserved as the supervisory board shall determine.

3.	The profit remaining after application of the provisions of paragraph 2 of this article shall be at the disposal of the general meeting.

4.
The company may only make distributions to the shareholders from the profit to the extent that the net equity exceeds the paid and called-up part of the capital plus the reserves that must be maintained by the law or by the articles of association.

5.	Distribution of profits shall only take place after the adoption of the annual accounts showing that such distribution is permitted.

6.
Shares or depositary receipts for shares held by the company in its entirety in its capital or on which it has a right of usufruct shall not be taken into account in calculating the profit distribution.

7.	The company may make interim distributions, provided that the provisions of paragraph 4 are observed. The payment of an interim distribution is decided by the management board.

8.
The supervisory board shall determine the day on which distributions on shares are made payable, which shall not be later than three months after the resolution to make the distribution was adopted. Payment will be announced in accordance with the provisions of article 16 paragraph 4.

9.	Distributions which have not been disposed of within five years after the day on which they were made payable shall revert to the company.

Amendment of the articles of association and dissolution.

Article 21.

Whenever a proposal to amend the articles of association or to dissolve the company is put to the general meeting, this must be stated in the notice convening the general meeting of shareholders. If it concerns an amendment of the articles of association, a copy of the proposal, containing the verbatim text of the proposed amendment, must simultaneously be deposited at the company's office for inspection by shareholders until the end of the meeting.

The provisions of Section 123 of Book 2 of the Dutch Civil Code shall apply mutatis mutandis.

Liquidation.

Article 22.

1.	In the event of the dissolution of the company, the liquidation shall be carried out by the management board under the supervision of the supervisory board.

The provisions of article 13 and of article 14, paragraphs 1, 2, 5 en 7 shall apply mutatis mutandis.

2.	The general meeting shall determine the remuneration of the liquidators.

3.	During the liquidation, these articles of association shall remain in force as far as possible.

4.	The balance remaining after all debts of the company have been paid shall be distributed to the shareholders in proportion to the amount paid up on each of their shares.

Indemnification.

Article 23.

1.
The company shall, within the limits of the law, indemnify and defray expenses for each present and former member of the supervisory board, member of the management board, officer, employee and authorized representative, if and as soon as he or she, by reason of his or her relation to the company, becomes involved or is threatened with becoming involved in an impending, pending or completed action or proceeding.

2.	The company is authorized, within the limits of the law, to take out liability insurance for the persons referred to in paragraph 1. of this article.